UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Gateway Energy Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

367600301

(CUSIP Number)

Frederick M. Pevow, Jr. 910 Oak Valley Drive, Houston, TX 77024 (713) 827-0706

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy To: Timothy D. Rampe Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 (303) 892-9400

August 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d‑1(e), Rule 13d‑1(f) or Rule 13d‑1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2022024.2

CUSIP No. 367600301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Frederick M. Pevow, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)

SC, AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,375,403
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 2,375,403
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,403
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (calculated as set forth in Item 5(a))
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 367600301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GEC Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,375,403
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 2,375,403
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,403
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (calculated as set forth in Item 5(a))
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 367600301

This Amendment (“Amendment No. 6”) is being jointly filed by GEC Holding, LLC, a Delaware limited liability company (“GEHC”), and Frederick M. Pevow, Jr. (collectively, the “Reporting Persons”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment No. 6 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2010, which was amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 24, 2010, Amendment No. 2 to Schedule 13D filed with the Commission on March 1, 2010, Amendment No. 3 filed with the Commission on March 3, 2010, Amendment No. 4 filed with the Commission on March 18, 2010 and Amendment No. 5 filed with the Commission on June 4, 2010 (the “Original Schedule 13D”).  The Original Schedule 13D, as amended by this Amendment No. 6, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 6 are defined in the Original Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 2.                        Identity and Background.

Items 2(b) and 2(c) of the Original Schedule 13D are amended and restated as follows:

               (b)       The business address and telephone number of Mr. Pevow is c/o Gateway Energy Corporation, 1415 Louisiana Street, Suite 4100, Houston, TX 77002, (713) 336-0844.  The business address and telephone number of GECH is 910 Oak Valley Drive, Houston, TX 77024, (713) 827-0706.

(c)       Mr. Pevow’s principal occupation is President and Chief Executive Officer of Gateway Energy Corporation.  Gateway Energy Corporation owns and operates natural gas gathering, transportation and distribution systems in Texas, Texas state waters and in federal waters of the Gulf of Mexico off the Texas and Louisiana coasts.  Gateway Energy Corporation’s address is 1415 Louisiana Street, Suite 4100, Houston, TX 77002.

Item 3.                        Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated as follows:

Mr. Pevow acquired the shares described in this Schedule (the “Shares”) with personal cash on hand and as compensation for Mr. Pevow’s services as President and Chief Executive Officer of the Issuer.

Item 5.            Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is amended and restated as follows:

(a)             As of August 30, 2010, each Reporting Person beneficially owns the following number of shares of Common Stock (all computations of the percentage of outstanding Common Stock set forth herein are based on a total of 19,719,518 shares of Common Stock outstanding as of September 8, 2010:

CUSIP No. 367600301

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Frederick M. Pevow, Jr.	2,375,403	12.0%
GECH	-0-	0%

Item 5(c) of the Original Schedule 13D is amended and supplemented as follows:

(c)             During the 60 days prior to this filing, the Reporting Persons bought, sold or otherwise received Shares as follows:

Reporting Person       Date                Acquired/Disposed     Number of Shares      Price Per Share

Mr. Pevow (1) (4)       7/26/2010             Acquired                     83,333 shares              $0.30

(1) These shares may be subsequently transferred by Mr. Pevow to GECH.

(4) These shares are shares of restricted Common Stock that Mr. Pevow received as compensation for Mr. Pevow’s services as President and Chief Executive Officer of the Issuer.  The restricted stock is subject to certain forfeiture restrictions that vest in three equal installments on July 26th of each of 2011, 2012 and 2013.

In addition, effective as of the adjournment of the annual meeting of stockholders of the Issuer held on August 18, 2010, each of the Voting Agreements terminated according to its terms and the effectiveness of paragraph 2 (relating to voting obligations) and paragraph 3 (relating to proxy appointment) of the Settlement Agreement expired.  Consequently, Mr. Pevow is no longer a beneficial owner of the 2,263,863 shares of Common Stock previously subject to the Voting Agreements and the Settlement Agreement.

Item 6.                        Contracts, Arrangements, Understandings or Relationships with Respect to                              Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and supplemented as follows:

Effective as of the adjournment of the annual meeting of stockholders of the Issuer held on August 18, 2010, each of the Voting Agreements terminated according to its terms and the effectiveness of paragraph 2 (relating to voting obligations) and paragraph 3 (relating to proxy appointment) of the Settlement Agreement expired.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13th, 2010

GEC Holding, LLC

By:             /s/ Frederick M. Pevow, Jr.

      Name:       Frederick M. Pevow, Jr.

      Title:         Manager

           /s/ Frederick M. Pevow, Jr.

Frederick M. Pevow, Jr.

Index of Exhibits.

Exhibit 1

Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 2

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 3

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 4

Second Amended Voting Agreement, dated March 16, 2010, between Frederick M. Pevow, Jr. and Josh Buterin (incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 18, 2010)

Exhibit 5

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Betty Davis (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 6	Reserved
Exhibit 7

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Leslie W. David (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 8

Amended Voting Agreement, dated March 12, 2010, between Frederick M. Pevow, Jr. and Robert J. Seaberg (incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 18, 2010)

Exhibit 9

Agreement, dated June 1, 2010, among Gateway Energy Corporation, Frederick M. Pevow, Jr. and GEC Holding, LLC (incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 4, 2010)

Exhibit 10

Settlement Agreement, dated June 1, 2010, between Frederick M. Pevow, Jr. and Josh Buterin (incorporated by reference to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 4, 2010)